EXHIBIT 97.1

TRANSPORTADORA DE GAS DEL SUR S.A.

CLAWBACK POLICY

1. PURPOSE

The purpose of this Clawback Policy (the “Policy”) is to describe the circumstances under which the Company shall recover Erroneously Awarded Compensation and the procedure to do so, all this in compliancy with the Clawback Rules, provided that the Company must restate its financial statements due to an error or a material noncompliance.

2. SCOPE

Unless otherwise stated herein, this Policy shall be administered by the Management of Transportadora de Gas del Sur S.A. (“tgs” or the “Company”). Subject to any limitation under the Clawback Rules, the Management shall be entitled to take any and all necessary actions to reasonably achieve the purpose of this Policy. Any determination by the Management with respect to this Policy shall be final, conclusive and binding on all interested parties and need not be uniform with respect to each Management member under this Policy.

3. DEFINITIONS

For purposes of this Policy, capitalized terms which are not proper names shall have the following meanings:

“Stock Exchanges” mean the New York Stock Exchange, the Argentine Stock Exchange and/or any other stock exchange where Company securities are listed.

“Management” is composed of the CEO (Chief Executive Officer), the COO (Operations Director), the Human Resources Director, the CFO and Services Director, the Legal Affairs Director, the Business Director, the Institutional and Regulatory Affairs Director and the Strategic Projects Director, and any other position that may be created, eliminated, or modified in the future within the structure of the Management.

In the event that the Management should assess the Clawback Eligible Incentive Compensation of any of its members, said Management member shall be unable to act and vote with respect to his or her own compensation.

“Incentive-Based Compensation” means any compensation that is earned, granted, vested or which recovery is limited based wholly or in part upon the attainment of a Financial Reporting Measure.

“Erroneously Awarded Compensation” means, with respect to Clawback Eligible Incentive Compensation, the amount that exceeds the amount of Clawback Eligible Incentive Compensation that otherwise would have been Received by the person had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid.

“Clawback Eligible Incentive Compensation” means, with respect to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation (regardless of whether said person is serving or not as an Executive Officer at the time the Erroneously Awarded Compensation must be reimbursed to the Company), any Incentive-Based Compensation received by an Executive Officer: (i) on or after the Effective Date; (ii) after the person became an Executive Officer; (iii) at a time that the Company had a class of securities listed on the appropriate Stock Exchange and (iv) during the applicable Clawback Period.

Exhibit 97.1 - 1

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measure. Stock price and total shareholder return shall be considered Financial Reporting Measure under this Policy. It is expressly made clear that Financial Reporting Measures need not be presented within the Company’s financial statements or included in a filing with the SEC.

“Board” means The Board of Directors of tgs.

“Executive Officer” means any person that serves or has served as Company executive officer as established by the Management according to the definition of “Executive Officer” set forth in the Clawback Rules, that is: the Chairman, the Deputy Chairman, the CEO (Chief Executive Officer), the COO (Operations Manager), the Human Resources Director, the CFO and Services Director, the Legal Affairs Director, the Business Director, the Institutional and Regulatory Affairs Director and the Strategic Projects Director; as well as any other person contained in the definition of “Executive Officer” of the Clawback Rules.

“Exchange Act” means the Securities Exchange Act of the United States of America of 1934 (Securities Exchange Act of 1934), as amended, and the rules and regulations enacted under this Act.

“Effective Date” shall mean October 2, 2023.

“Restatement Date” means (i) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement, whichever occurs first.

“Impracticable” shall mean, based on the determination of good faith of the Management, or if the Management is not comprised of independent directors, of a majority of the independent directors serving on the Board, that: (i) the direct expense paid to a third party to assist in enforcing the Policy against an Executive Officer would exceed the amount to be recovered, after the Company has made reasonable attempts to recover such Erroneously Awarded Compensation, has documented such reasonable attempts, and has provided such documentation to the Stock Exchange; (ii) pursuing such recovery would violate Argentine laws, provided that the Company obtains an independent counsel opinion that recovery would result in such a violation and provides such opinion to the Stock Exchange or (iii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Recovery Method” shall include, among others: (i) requesting the reimbursement of the Erroneously Awarded Compensation; (ii) seeking recovery of any gain realized through the award, exercise, settlement, sale, transfer or any other stock-based transaction; (iii) setting off the Erroneously Awarded Compensation of the repayment amount owed to the Executive Officer by the Company and/or (iv) taking any and all remedial actions to recoup the repayment amount, to the extent permitted by applicable Argentine law, as determined by the Management.

Exhibit 97.1 - 2

“tgs” and/or “Corporation” and/or “Company” means Transportadora de Gas del Sur S.A. and those Subsidiaries determined by the Management, as applicable.

“Clawback Period” shall mean, with respect to any Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months that is within or immediately following the Company’s three completed fiscal years.

“Policy” means this Clawback Policy.

“Received” means any Incentive-Based Compensation granted, vested or paid to an Executive Officer during a fiscal year in which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that fiscal year.

“Restatement” means an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under applicable laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (referred to as a “Big R” restatement) or (ii) that would result in a material misstatement if the error was corrected in the current period or was left uncorrected in the current period (referred to as a “little r” statement). Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on fraud or misconduct by any person in connection with the Restatement.

“Clawback Rules” shall mean Section 10D of the Exchange Act and any applicable rule or standard adopted by the SEC under this Act (including Rule 10D-1 of the Securities Exchange Act) or the Stock Exchanges pursuant to Rule 10D-1 of the Exchange Act (including Section 303A.14 of the New York Stock Exchange Listed Company Manual), as well as any other regulation that replaces, amends or complements them with respect to the matters covered by this Policy.

“SEC” shall mean the Securities and Exchange Commission of the United States of America.

4. RELATED DOCUMENTS

Non applicable

5. PROCEDURE

5.1. Recoupment of Erroneously Awarded Compensation

(a) In the event of approval of a Restatement by the Company, the Management shall promptly determine (in accordance with the Clawback Rules) the amount of any Erroneously Awarded Compensation granted, vested or paid to each Executive Officer based on said Restatement, and shall subsequently give each Executive Officer written notice which includes the amount of the Erroneously Awarded Compensation, requesting the recoupment or refund, as applicable. For Incentive-Based Compensations based on the stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not directly subject to a new mathematical recalculation from the information in a Restatement, the Management shall analyze if said Restatement had or could have had an effect on the stock price and, if applicable, shall make a reasonable estimate of the effect of the Restatement in order to determine the amount of such Erroneously Awarded Compensation granted, vested or paid to an Executive Officer, if any. In this case, the Company shall maintain documentation of such assessment and provide such documentation to the Stock Exchange. The Management shall be entitled to hire inhouse or external counsels, as deemed necessary, to make the estimates provided for in this Policy.

Exhibit 97.1 - 3

(b) If an Erroneously Awarded Compensation is detected, the Company, through its Management, shall promptly recover the corresponding amounts through any reasonable and appropriate Recovery Method, in its sole discretion, and based on all applicable facts and circumstances and considering the cost of delaying its recovery. Unless otherwise permitted by the Clawback Rules and this Clawback Policy, under no circumstances shall the Company be allowed to accept an amount lower than that of the Erroneously Awarded Compensation; unless the Management determines, in its sole discretion, that the recovery would be Impracticable. By implementing actions provided for in this Section 4(b), the Management shall proceed according to Stock Exchange standards and requirements and the applicable Clawback Rules.

5.2. No indemnification

The Company shall not be entitled to: (i) indemnify any Executive Officer in respect of any loss of Erroneously Awarded Compensation recovered in accordance with the terms of this Policy and/or the Clawback Rules, including payment or reimbursement of any insurance cost paid by any Executive Officer to cover such loss or (ii) enter into agreements to waive any Incentive-Based Compensation from enforcing this Policy or agreements whereby the Company waives the right to recover any Erroneously Awarded Compensation. Any indemnification, agreement or waiver in contravention of this clause (regardless of whether it was entered into before, on or after de Effective Date) shall be considered null and void, and thus shall not be applicable or legally valid against the Company.

5.3. Interpretation

The Management shall interpret this Policy, its enforceability and scope pursuant to the Clawback Rules and any other applicable law or regulation; and it shall take any and all actions it may deem necessary, appropriate or advisable so that this Policy is enforced in a manner consistent with the requirements of the Clawback Rules. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law.

5.4. Effective Date

This Policy shall be effective as of its Effective Date.

5.5. Amendment; Termination.

The Board may amend this Policy, in full or in part, in its discretion, provided it is necessary in order to comply with any amendment to the Clawback Rules or to the federal securities laws of the United States of America, SEC rules or Stock Exchange rules or any other applicable regulations. This Policy shall remain in force for as long as the Clawback Rules is applicable to the Company.

Exhibit 97.1 - 4

5.6. Other recovery rights; No additional payments

Executive Officers shall be bound to this Policy provided they are granted, vested or paid any Incentive-Based Compensation by the Company pursuant to the terms of this Policy. Upon termination of employment or service in the Company, Executive Officers shall be bound to this Policy during the applicable Clawback Period with respect to any Incentive-Based Compensation Received. Any recovery right under this Policy is in addition to, and not in lieu of, any remedies or rights of recoupment that may be available to the Company under any applicable law, regulation or rule or under the terms of any other similar policy in any employment agreement, cash-based bonus plan, equity award agreement, or other similar agreement and any other legal recourse available to the Company. If an Executive Officer has already returned to the Company any Erroneously Awarded Compensation Received by any other means established by the Company or applicable law, the Management shall, in its sole discretion, consider said amounts reimbursed and shall not be entitled to request that they be reimbursed twice. The Company may take any and all necessary actions, to the extent permitted by applicable law, to require compliance with this Policy. Enforcement of this Policy shall not prevent the Company from taking any other actions to make any Executive Officer meet their obligations to the Company, including terminating an employment contract or starting a civil or criminal procedure or any other recourse available to the Company with respect to any Executive Officer.

5.7. Successors

This Policy shall be binding and enforceable against all Executive Officers and their respective beneficiaries, property subject to encumbrance, heirs, executors, administrators or other legal representatives as required by the Clawback Rules or as established by the Management.

5.8. Reviews

Record all reviews made by date, section reviewed and author. Address amendments objectively.

REVIEW	DATE OF REVIEW	ITEM REVIEWED	AUTHOR
1.0	Nov 6, 2023	Initial version	tgs’ Board of Directors
2.0	March 16, 2026	3.0 Definitions	tgs’ Board of Directors

6. RECORDS

N/A

7. ANNEXES AND FORMS

No related annexes or forms.

8. CONSENSUS

USER	DEPT.	COMMENTS	DATE OF COMMENTS
Alejandro Basso	Administration, Finance and Services Dept.	-	-
Leandro Perez Castaño	Administration, Finance and Services Dept.	-	-
Gastón Di Luise	Administration, Finance and Services Dept.	-	-

Exhibit 97.1 - 5